UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 000-16569
CAM Commerce Solutions, Inc.
(Exact name of registrant as specified in its charter)
17075 Newhope Street, Suite 100
Fountain Valley, California 92708
(714) 241-9241
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common stock, $0.001 par value per share
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a)
or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☑
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, CAM Commerce Solutions, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

CAM COMMERCE SOLUTIONS, INC.
DATE: August 27, 2008	By:	/s/ Paul Caceres
Paul Caceres
Chief Financial Officer and Chief Accounting Officer